

Mailstop 3561

July 2, 2018

Amadou Diop
President
Wari, Inc.
1717 Pennsylvania Avenue NW
Washington, D.C. 20006

> **Re:** **Wari, Inc. f/k/a Cheetah Enterprises, Inc.**
> **Form 8-K**
> **Filed June 12, 2018**
> **File No. 000-55667**

Dear Mr. Diop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5.01. Change in Control of the Registrant

1.   It appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, immediately before the change in control transaction with Wari, LLC and that you ceased to be a shell company following the transaction. In this regard, we note your disclosure that "Wari...manages more than 1,000,000 transactions per day, accounting for more than $6 billion of annual flow, through more than 500,000 points of sale, with 152 partnering banks." Please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) of Form 8-K and the disclosures required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Jennifer López-Molina, Staff Attorney, at (202)551-3792, or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products